FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

October 05, 2017

Item 3.	News Release

A news release issued on October 05, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. launches the Aurora EnvoyTM, a patent-pending live plant transporter to target home grow market

Full Description of Material Change

Aurora Cannabis Inc. today is pleased to announce that the Company will be launching its proprietary and patent-pending live plant transporter, the Aurora EnvoyTM . The Company filed its patent application on August 31, 2017, providing Aurora with the opportunity to pursue patent protection in over 150 countries.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED October 05, 2017.

October 05, 2017	TSX:ACB

Aurora Cannabis Launches the Aurora EnvoyTM

A Patent-Pending Live Plant Transporter to Target Home Grow Market

Vancouver, BC – October 5, 2017 – Aurora Cannabis Inc. (“Aurora” or the “Company”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today is pleased to announce that the Company will be launching its proprietary and patent-pending live plant transporter, the Aurora EnvoyTM (“Envoy”). The Company filed its patent application on August 31, 2017, providing Aurora with the opportunity to pursue patent protection in over 150 countries.

The Aurora EnvoyTM possesses several novel and inventive features that promote the health, vigor and vegetative growth of live plant cuttings during shipment, leading to high transplant success rates and an exceptional customer experience.

Neil Belot, Chief Global Business Development Officer for Aurora, added, “Our team looked at all available options on the market. We were unable to find one that met the Aurora Standard, and consequently we developed our own. Following months of thorough testing and design iterations, we are proud to say that no other comparable product on the market today offers the same level of technological sophistication as the Aurora EnvoyTM. We employ one of the best and brightest industrial designers in this industry, and with the support of our exceptional team, we have once again set a new standard for the cannabis industry.”

The Aurora EnvoyTM, which is anticipated to launch commercially in the coming months, incorporates several key innovative features including:

•	Child-proof and tamper evident design;

•	Long-lasting internal power source (+200 hours);

•	Four powerful light emitting diodes optimized for vegetative plant growth;

•	Opaque textured white-matte interior finish for increased reflection and even light distribution;

•	Breathable container design for effective air exchange and improved plant health, and

•	Wide-mouth design to eliminate potential condensation issues.

“The Envoy brings together our guiding principle of patients-first with our ongoing support of peoples’ ability to make the choice to grow at home,” said Terry Booth, CEO. “The Envoy is therefore the perfect complement to our home garden offering through BC Northern Lights, which we recently acquired. Enabling people to grow at home, to achieve higher success rates and produce exceptional yields while effectively addressing all of the issues previously raised by the public and municipal governments, is a huge step forward in helping to build this important segment of the cannabis industry.”

Aurora intends to wholesale the Envoy on a worldwide basis, and has designed the manufacturing process in a way that enables cannabis producers and other plant producers to customize the Envoy with their own branding.

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as “Aurora Mountain”, is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offer further differentiation through the acquisition of BC Northern Lights Ltd. And Urban Cultivator Inc., industry leaders in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens. Aurora’s common shares trade on TSX under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth

CEO

###

Further information:

For Aurora

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.